Room 4561
						   June 23, 2006

Joseph M. Tucci
Chairman, President and
  Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

Re:	EMC Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 6, 2006
	Form 8-K Filed April 20, 2006
	File no. 1-09853

Dear Mr. Tucci:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management`s Discussion & Analysis of Financial Condition & Result of
Operations

Results of Operations, page 20

1. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (i.e. revenues, gross margins, selling, general and administrative expenses, etc.).
Tell us what consideration you have given to quantifying each source that contributed to a material change and the underlying business reasons for increases and decreases in revenues and expenses. For example and these are only examples:
* You disclose that revenues for each period were favorably impacted by the Legato, Documentum and Smarts acquisitions but do not provide investors an understanding of the extent acquisitions impacted revenues, gross margins, and expenses;
* You disclose in the introduction that you have expanded product offerings but do not quantify the impact of new product offerings on revenues;
* You disclose that through cost control efforts gross margins improved and selling and administrative expenses decreased but do not describe the nature of the cost controlling efforts i.e. reduction in personnel, reduction in lease expense, improved efficiencies etc.; and
* You disclose significant changes in your effective income tax rate each year but do not provide investors an understanding of the expected effective income tax rate in future periods, if possible. We refer you to SEC Releases 33-6835 and 33-8350.

A - Summary of Significant Accounting Policies

Multiple Element Arrangements, page 43

2. We note your disclosure that "Fair value is generally determined based on the price charged when the element is sold separately. Fair value of software support service may also be measured by the renewal rate offered to the customer." Please explain to us what you mean by renewal rates, whether renewal rates are stated in the original agreements and how you use such rates to establish VSOE. Also, if renewal rates vary from customer to customer, how do you reasonably estimate fair value? See paragraph 10 of SOP 97-2.

Form 8-K Filed April 20, 2006

3. We believe the non-GAAP income statement columnar format appearing in the Form 8-K filed on April 20, 2006 may create the unwarranted impression to investors that the non-GAAP income statements have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove those presentations, or explain to us in reasonable detail why their retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance`s Frequently Asked
Questions Regarding Use of Non-GAAP Financial Measures, Question
8.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Joseph M. Tucci
EMC Corporation
June 23, 2006
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